

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Domenic Serafino
Chief Executive Officer
Venus Concept Inc.
235 Yorkland Blvd, Suite 900
Toronto, Ontario M2J 4Y8

      Re: Venus Concept Inc.
            Registration Statement on Form S-3
            Filed October 15, 2021
            File No. 333-260267

Dear Mr. Serafino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Life Sciences

cc: Josh Pleitz, Esq.